SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*

                         Flexpoint Sensor Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    33938W107
                                 (CUSIP Number)

                                  Douglas Odom
                    6906 South 300 West, Midvale, Utah 84047
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

         Check the following box if a fee is being paid with this statement:[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. S.S. or I.R.S. Jules A. DeGreef ###-##-#### Identification Nos. of Above Persons

--------------------------------------------------------------------------------
(2)  Check the Appropriate box if a Member       (a)
     of a Group (See Instructions)               (b)
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(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                            00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization              Utah, United States
--------------------------------------------------------------------------------
             (7)SOLE VOTING POWER    Jules A. DeGreef      2,154,575

 NUMBER OF   -------------------------------------------------------------------
   SHARES    (8)SHARED VOTING POWER
BENEFICIALLY
 OWNED BY    -------------------------------------------------------------------
    EACH     (9)SOLE DISPOSITIVE POWER Jules A. DeGreef      2,154,575
 REPORTING
   PERSON
    WITH     -------------------------------------------------------------------
            (10)SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned    Jules A. DeGreef      2,154,575
     by Each Reporting Person

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)                     X
--------------------------------------------------------------------------------
(13) Percent of Class Represented                 Jules A. DeGreef
     by Amount in Row (11)                    8.181% (2,154,575/26,336,098)
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                  IN, OO
--------------------------------------------------------------------------------

   *The remainder of this cover page         The information required on the
shall be filled out for a reporting       remainder of this cover page shall not
person's initial filing on this form      be deemed to be "filed" for the
with respect to the subject class of      purpose of Section 18 of the
securities, and for any subsequent        Securities Exchange Act of 1934
amendment containing information which    ("Act") or otherwise subject to the
would alter disclosures provided in a     liabilities of that section of the Act
prior cover page.                         but shall be subject to all other
                                          provisions of the Act (however, see
                                          the Notes).
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement is related to the Common Stock, of Flexpoint Sensor Systems, Inc., a Delaware corporation ("Flexpoint"). The address of the principal executive offices of Flexpoint is 6906 South 300 West, Salt Lake City, Utah 84047.

Item 2.  Identity and Background.

         (a) The person filing this statement is Jules A. DeGreef (hereinafter referred to as "Mr. DeGreef").

         (b) The residence address of Mr. DeGreef is 10861 South Lostwood Drive, Sandy, Utah 84092.

         (c) Mr. DeGreef is primarily engaged in real estate investments, doing business in this capacity at 47 East 7200 South, Suite 201, Midvale, Utah 84047 He has an affiliate relationship with Bull Ventures Ltd. Mr. DeGreef was involved in the management of the predecessor of Flexpoint as an Executive Officer and Director until he resigned these positions in January, 1998.

         (d) Mr. DeGreef has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

         (e) Mr. DeGreef has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. DeGreef is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

         On April 9, 1998, Flexpoint exchanged shares of its unregistered common stock for all of the issued and outstanding capital stock of a private company with which Mr. DeGreef was affiliated. Most of the Flexpoint Common Stock legally and beneficially owned by Mr. DeGreef as shown in this Schedule 13D were acquired in exchange for shares and rights to acquire shares of Flexpoint on or about April 9, 1998. For ease and clarity of understanding and reporting, Mr. DeGreef will report his acquisitions and transfers as involving Flexpoint securities, although all transactions prior to April 9, 1998 were actually in shares of the private company acquired by Flexpoint. Similarly references to transactions "with Flexpoint" or "with shareholders of Flexpoint" actually took place with the predecessor private company and with shareholders of of the private company if occurring prior to April 9, 1998.

         Mr. DeGreef acquired shares of Flexpoint Common Stock in the following transactions, at the following prices and at the following times:

         Date        Number of Shares      Price        Circumstances
         ----        ----------------      -----        -------------
         1/95        461,292 shares        $0.001         Purchase
         1/95        260,000 options                      Compensation
         1/98        455,000 warrants*                    Compensation
         4/96        260,000 options                      Settlement
         12/99       98,500 shares                        Northridge Investment
                                                          Separation
         12/99       98,500 warrants                      Northridge Investment
                                                          Separation

*Prior to 12/31/99, Flexpoint replaced Mr. DeGreef's 910,000 share warrants with 455,000 share warrants to Mr. DeGreef and 455,000 share warrants to Mr. John Sindt.

Item 4.  Purpose of Transaction.

         Mr. DeGreef acquired most of the shares of Flexpoint Common Stock (and the warrants and stock options on Flexpoint Common Stock disclosed, above) in cash purchases from Flexpoint or from other shareholders of Flexpoint, and/or in employment/consulting arrangements with the predecessor of Flexpoint and/or through a distribution to him of shares and warrants from Northridge Investment LLC. Mr. DeGreef has no current intention of selling or causing the sale of any of the Flexpoint Common Stock. Such securities are being held as a long term investment.

         Except as disclosed above, Mr. DeGreef has no present plans or proposals which relate to or would result in:

         (a)  The  acquisition  by  any  person  of  additional   securities  of
Flexpoint, or the disposition of securities of Flexpoint;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Flexpoint or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Flexpoint or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Flexpoint, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Flexpoint;

         (f) Any other material change in Flexpoint's business or corporate structure, including but not limited to, if Flexpoint is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in Flexpoint's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Flexpoint by any person;

         (h) Causing a class of securities of Flexpoint to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Flexpoint becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

         (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         (a) Jules A. DeGreef declares himself to be the beneficial owner of 2,154,575 shares of Flexpoint Common Stock. This results in a total of approximately 8.181% of the outstanding shares of Flexpoint Common Stock (including outstanding options and warrants exercisable within 60 days per Rule 13d-3(d)(1)(i)). This total declared beneficial ownership does not include any shares of Flexpoint Common Stock held by Bull Ventures, Ltd, a Bahamas company with which Mr. DeGreef is affiliated, and as to which shares Mr. DeGreef disclaims beneficial ownership.

         (b) Mr. DeGreef is a party to no voting agreement with anyone. Mr. DeGreef has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Flexpoint Common Stock beneficially owned by him.

         (c) As described in Items 3 and 4 above, Mr. DeGreef acquired his shares in Flexpoint in arms length private purchase transactions with Flexpoint or other shareholders of Flexpoint, consulting agreements, and as a result of transfers of legal and/or beneficial ownership from an entity in which Mr. DeGreef was a member.

         (d) Not applicable.

         (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In December 1999, Mr. John Sindt, Northridge Investment LLC and Mr. DeGreef agreed to the withdrawal of Mr. DeGreef from Northridge and the distribution to Mr. DeGreef of his percentage of the assets of Northridge, including shares of Flexpoint common stock. In this connection, an agreement was reached in November 1999 by and among Mr. Sindt, Mr. DeGreef and Flexpoint whereby Mr. DeGreef would surrender a warrant covering 910,000 shares of Flexpoint common stock, and Flexpoint would then issue two 455,000 share warrants, one to Mr. Sindt and one to Mr. DeGreef. This action will finalize the agreement between Mr. Sindt and Mr. Degreef earlier which had awarded beneficial ownership to Mr. Sindt of 455,000 warrants in the name of Mr. DeGreef. Mr. Sindt and Mr. DeGreef have consistently reported Mr. Sindt's beneficial ownership of the 455,000 warrants.

         There are no non-competition or confidentiality agreements between Flexpoint and Mr. DeGreef.

         Mr. DeGreef has an Indemnification Agreement from Flexpoint binding the company to indemnify Mr. DeGreef with respect to his actions or inactions as a director and officer of the Company. Such indemnification agreement does not apply to actions or inactions by Mr. DeGreef before or after this term as an officer or director of Flexpoint.

Item 7.  Material to be Filed as Exhibits.

         Request for Distribution
         of Assets from Northridge                Exhibit 1


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

         Dated as of the 31st day of March, 2000.

                                                      /s/Jules A. DeGreef
                                                      ---------------------
                                                      Jules A. DeGreef

                                    EXHIBIT 1

================================================================================
                                  JULES DEGREEF
================================================================================
                                    JAJ, Ltd
================================================================================
                                   MEMORANDUM
================================================================================

TO:      NORTHRIDGE INVESTMENT LLC

         ATTENTION: JOHN SINDT, MANAGING MEMBER

FROM:    TONY DEGREEF

RE:      WITHDRAWAL AS MEMBER

DATE:    DECEMBER 30, 1999

BY THIS NOTICE I AM NOTIFYING NORTHRIDGE INVESTMENT LLC OF MY WITHDRAWAL AS A MEMBER, EFFECTIVE DECEMBER 31, 1999. ON AND AFTER SAID DATE I WILL NOT CLAIM ANY INVOLVEMENT WITH NORTHRIDGE, NOR WILL I PARTICIPATE IN ANY PROFITS OR LOSSES OF THE COMPANY.

TO FACILITATE THIS TRANSITION, I ASK THAT MY SHARE OF THE ASSETS OF NORTHRIDGE BE DISTRIBUTED TO ME AT THE EARLIEST POSSIBLE DATE. SPECIFICALLY, THE FOLLOWING SHARES AND WARRANTS OF FLEXPOINT SENSOR SYSTEMS SHOULD BE DISTRIBUTED TO ME IN THE FORM OF STOCK OR WARRANT CERTIFICATES IN THE NAME OF JAJ, LTD., A UTAH LIMITED PARTNERSHIP, JULES DEGREEF, GENERAL PARTNER:

         CERTIFICATE 1923           15 SHARES

         CERTIFICATE 2590           50,000 SHARES

         CERTIFICATE 2676           220,000 SHARES

         CERTIFICATE ??             451,000 SHARES

         CERTIFICATE ??             98,500 SHARES

         CERTIFICATE ??             98,500 WARRANTS ($2.25 STRIKE)

PLEASE CALL IF THERE IS ANY INFORMATION YOU NEED TO ACCOMPLISH MY WITHDRAWAL AND THE DISTRIBUTION TO ME OF MY SHARE OF THE ASSETS OF THE COMPANY.